# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jushi Holdings Inc., CIK 0001909747
CUSIP: 48213Y107
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 301 Yamato Road, Sutie 3250, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 02/25/2025
Filed by CIK 0001455939
Persons authorized to receive notices and communications: James Cacioppo, 301 Yamato Road, Suite 3250, Boca Raton, Florida (FL), 33431, 5616179100

## Reporting persons
- James A. Cacioppo (CIK 0001455939): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 20,545,080; shared voting power 25,851,251; sole dispositive power 20,545,080; shared dispositive power 25,851,251; aggregate amount beneficially owned 46,396,331 (19.9% of the class); the aggregate amount excludes certain shares
  Comment: The amount set forth in rows 7 and 9 above includes (i) 9,755,232 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of stock options within sixty days from February 25, 2025; and (ii) 6,270,221 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  The amounts set forth in rows 8 and 10 above include all securities beneficially owned by Mr. Cacioppo (in accordance with Rule 13d-3(d)(1)) through his ownership and/or control of the other Reporting Persons identified herein.
  
  The amount set forth in row 11 above includes all securities directly or beneficially (in accordance with rule Rule 13d-3(d)(1)) owned by Mr. Cacioppo.
  
  With respect to row 12 above the aggregate amount in row 11 excludes (i) 2,692,500 Subordinate Voting Shares underlying stock options which are unvested and not exercisable within sixty days from February 25, 2025 and (ii) 230,666 Suboridnate Voting Shares underlying the warrant held by Serpentine Capital Management III LLC which are subject to a beneficial ownership limit of 19.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares issuable upon exercise of the warrant and not exercisable within sixty days from February 25, 2025.
  
  The percentage of class in row 13 as was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024 , plus (ii) 9,755,232 Subordinate Voting Shares which Mr. Cacioppo has the right to acquire through exercise of stock options within sixty days from February 25, 2025, and (iii) 24,722,634 Subordinate Voting Shares which Mr. Cacioppo or the other Reporting Persons listed herein has the right to acquire through exercise of warrants within sixty days from February 25, 2025. On February 25, 2025, Serpentine Capital Management III, LLC,an affiliate of Mr. Cacioppo received warrants to purchase up to 6,198,333 Subordinate Voting Shares. The actual number of warrants to be received by Mr. Cacioppo's affiliate will be determined on the second business day following the filing of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For purposes of computing the percentage of ownership, Mr. Cacioppo has assumed Serpentine Capital Management III, LLC will receive all 6,198,333 Subordinate Voting Shares.
- OEP Opportunities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (2.5% of the class)
  Comment: The amount set forth in rows 7, 9, and 11 above include 2,500,000 Subordinate Voting Shares which OEP Opportunities, L.P. has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  The percentage of class in row 13 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 2,500,000 Subordinate Voting Shares which OEP Opportunities, L.P. has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
- One East Capital Advisors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 4,335,000; shared voting power 0; sole dispositive power 4,335,000; shared dispositive power 0; aggregate amount beneficially owned 4,335,000 (2.2% of the class)
  Comment: The amount set forth in rows 7, 9, and 11 above include 2,935,000 Subordinate Voting Shares which One East Capital Advisors, LP has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  The percentage of class in row 13 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 2,935,000 Subordinate Voting Shares which One East Capital Advisors, LP has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
- One East Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 5,203,350; shared voting power 0; sole dispositive power 5,203,350; shared dispositive power 0; aggregate amount beneficially owned 5,203,350 (2.6% of the class)
  Comment: The amount set forth in rows 7, 9, and 11 above include 2,500,000 Subordinate Voting Shares which One East Partners L.P. has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  The percentage of class in row 13 was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 2,500,000 Subordinate Voting Shares which One East Partners L.P. has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
- ST 2 LLC: type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 795,488; shared voting power 0; sole dispositive power 795,488; shared dispositive power 0; aggregate amount beneficially owned 795,488 (0.4% of the class)
  Comment: The percentage of class in row 13 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024.
- Serpentine Capital Management II, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 719,080; shared voting power 0; sole dispositive power 719,080; shared dispositive power 0; aggregate amount beneficially owned 719,080 (0.4% of the class)
  Comment: The amount set forth in rows 7, 9, and 11 above consist of 719,080 Subordinate Voting Shares which Serpentine Capital Management II, LLC has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  The percentage of class in row 13 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 719,080 Subordinate Voting Shares which Serpentine Capital Management II, LLC has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
- Serpentine Capital Management III LLC: type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 9,798,333; shared voting power 0; sole dispositive power 9,798,333; shared dispositive power 0; aggregate amount beneficially owned 9,798,333 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: The amount set forth in rows 7, 9, and 11 above consist of 9,798,333 Subordinate Voting Shares which Serpentine Capital Management III LLC has the right to acquire through exercise of warrants within sixty days from February 25, 2025.
  
  With respect to row 12 above, the aggregate amount in row 11 excludes 230,666 Subordinate Voting Shares underlying the warrant held by Serpentine Capital Management III LLC which are subject to a beneficial ownership limit of 19.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares issuable upon exercise of the warrant and not exercisable within sixty days from February 25, 2025.
  
  The percentage of class in row 13 above was calculated based on (i) 196,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2024, and (ii) 9,798,333Subordinate Voting Shares which Serpentine Capital Management III LLC has the right to acquire through exercise of warrants within sixty days from February 25, 2025. On February 25, 2025, Serpentine Capital Management III LLC received warrants to purchase up to 6,198,333 Subordinate Voting Shares. The actual number of warrants to be received by Serpentine Capital Management III LLC will be determined on the second business day following the filing of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For purposes of computing the percentage ownership, Serpentine Capital Management III LLC has assumed it will receive all 6,198,333 Subordinate Voting Shares.

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares, no par value
Name of issuer: Jushi Holdings Inc.
Address of issuer's principal executive offices: 301 Yamato Road, Sutie 3250, Boca Raton, Florida (FL), 33431

## Item 2. Identity and Background
Name of person filing:
1. James A. Cacioppo ("Cacioppo")

2. OEP Opportunities, L.P.

3. One East Capital Advisors, LP

4. One East Partners L.P.

5. ST 2 LLC

6. Serpentine Capital Management II, LLC

7. Serpentine Capital Management III LLC
Residence or business address: 301 Yamato Road, Suite 3250, Boca Raton, FL 33431
Present principal occupation or employment: Cacioppo is a limited partner of OEP Opportunities, L.P. and the managing partner of One East Capital Advisors, L.P., which is the investment manager of OEP Opportunities, L.P. Cacioppo is a limited partner of One East Partners LP and the managing partner of One East Capital Advisors, LP., which is the investment manager of One East Partners LP. Cacioppo is the managing member of ST 2 LLC. Cacioppo is the managing member of Serpentine Capital Management II, LLC. Cacioppo is the managing member of Serpentine Capital Management III LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. Other than as set forth below, the Reporting Persons have beneficially owned the Subordinate Voting Shares since prior to the Section 12(g) registration of the Subordinate Voting Shares of the Issuer in August 2022.

On December 8, 2022, Cacioppo received a grant of options to purchase up to 3,000,000 Subordinate Voting Shares of the Issuer and Serpentine Capital Management II, LLC received warrants to purchase up to 719,080 Subordinate Voting Shares of the Issuer.

On September 1, 2023, Cacioppo received warrants to purchase up to 557,471 Subordinate Voting Shares of the Issuer.

On December 17, 2023, in connection with an amendment to his employment agreement, Cacioppo received a grant of options to purchase up to 3,000,000 Subordinate Voting Shares of the Issuer and warrants to purchase up to 718,750 Subordinate Voting Shares of the Issuer.

On July 31, 2024, Serpentine Capital Management III LLC received warrants to purchase up to 3,600,000 Subordinate Voting Shares of the Issuer which were acquired in connection with a Credit Agreement, dated as of July 31, 2024.

On September 13, 2024, in connection with the surrender and cancellation of previously issued options to purchase up to 5,385,000 Subordinate Voting Shares of the Issuer as part of a Stock Option Cancellation and Regrant Program, Cacioppo received a grant of options to purchase up to 5,385,000 Subordinate Voting Shares of the Issuer.

On September 13, 2024, in connection with an amendment to his employment agreement, Cacioppo received a grant of options to purchase up to 1,062,732 Subordinate Voting Shares of the Issuer.

On February 25, 2025, Serpentine Capital Management III received warrants to purchase up to 6,198,333 Subordinate Voting Shares. The actual number of warrants to be received by Serpentine Capital Management III LLC will be determined on the second business day following the filing of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Subordinate Voting Shares, Options and Warrants for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Subordinate Voting Shares, Options and Warrants, as they deem advisable to benefit from changes in market prices, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer - subject to limitation based on Cacioppo's current positions as Chief Executive Officer and member of the Board of Directors of the Issuer.
To evaluate such alternatives, the Reporting Persons routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with other officers or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Subordinate Voting Shares, Options and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Subordinate Voting Shares, Options and Warrants or dispose of all Subordinate Voting Shares, Options and Warrants beneficially owned by them, in the public market or privately negotiated transactions subject to limitation based on Cacioppo's current positions as Chief Executive Officer and member of the Board of Directors of the Issuer. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On February 25, 2025, Serpentine Capital Management III, LLC purchased US$3,719,000 principal amount of the Issuer's 12% Second Lien Notes due 2026 ("Notes") and detached warrants to purchase Subordinate Voting Shares ("Warrants"). The Warrants were issued at 75% coverage based upon the principal amount of the Notes. The Warrants will have an exercise price per share equal to a fifty percent (50%) premium to the volume weighted average price of a share on the Issuer's principal trading market over the trailing twenty (20) trading day period ending on the second business day following the filing of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, provided that in no event shall the exercise price be lower than US$0.45 or higher than US$0.50. Because the exercise price cannot be lower than US$0.45, the maximum number of Subordinate Voting Shares subject to the Warrants which Serpentine Capital Management III, LLC may receive is 6,198,333.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Subordinate Voting Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for each of the cover pages filed herewith are calculated based upon: (i) 96,696,597 Subordinate Voting Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024, plus (ii) the number of Subordinate Voting Shares which the Reporting Person has the right to acquire through exercise of stock options and/or warrants within sixty days from February 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On February 25, 2025, Serpentine Capital Management III, LLC, an affiliate of Cacioppo, acquired warrants to purchase up to 6,198,333 Subordinate Voting Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- James A. Cacioppo: James A. Cacioppo, /s/ James A. Cacioppo (02/27/2025)
- OEP Opportunities, L.P.: OEP Opportunities, L.P., /s/ James Cacioppo, Partner (02/27/2025)
- One East Capital Advisors, LP: One East Capital Advisors, LP, /s/ James Cacioppo, Partner (02/27/2025)
- One East Partners L.P.: One East Partners L.P., /s/ James Cacioppo, Partner (02/27/2025)
- ST 2 LLC: ST 2 LLC, /s/ James Cacioppo, Managing Member (02/27/2025)
- Serpentine Capital Management II, LLC: Serpentine Capital Management II, LLC, /s/ James Cacioppo, Managing Member (02/27/2025)
- Serpentine Capital Management III LLC: Serpentine Capital Management III LLC, /s/ James Cacioppo, Managing Member (02/27/2025)